Mail Stop 6010

      December 12, 2005



VIA U.S. MAIL AND FAX 82-2-2103-3333

Mr. Hyeon Seong Myeong
President, Chief Executive Officer and Director
Meridian Co., Ltd.
The Republic of Korea
4F, Heungseong Building, 197-3
Jamsil-Dong
Songpa-Gu, Seoul, Korea

	Re:	Meridian Co., Ltd.
		Form 20-F for the year ended December 31, 2004
		Filed July 18, 2005
		File No. 000-32359


Dear Mr. Myeong:

      We have reviewed your response dated November 8, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosures. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the year ended December 31, 2004

Financial Statements

Report of Independent Registered Public Accounting Firm

1. Please refer to our prior comment 3. We see that you have included the requested audit report in your revised Form 20-F/A. We also see that the report was updated to refer to the Public Company
Accounting Oversight Board (United States). It does not appear to us that SamDuk Accounting Corporation is registered with the PCAOB. Please ask your auditors to clarify for us whether they are registered with the PCAOB and, if not registered, why they believe their report is appropriate and compliant with Article 2 of Regulation S-X. We may have further comment after reviewing your response.

Note 13. Long-Term Debt

2. Please refer to our prior comment 7. Please revise future filings to provide the disclosures outlined in paragraph 25 of SFAS 15.



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela
Crane,
Accounting Branch Chief, at (202) 551-3554.



								Sincerely,


								Jay Webb
								Reviewing Accountant

Mr. Hyeon Seong Myeong
Meridian Co., Ltd.
December 12, 2005
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